UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11356

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIAN GROUP INC.

1601 Market Street

Philadelphia, PA 19103

RADIAN GROUP INC.

SAVINGS INCENTIVE PLAN

INDEX

Page (s)
Reports of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	4

Notes to Financial Statements	5-14

Supplemental Schedules *

Form 5500, Schedule H, Part IV Item 4i: Schedule of Assets (Held at End of Year) as of December 31, 2007	15

Form 5500, Schedule H, Part IV Item 4j: Schedule of Reportable Transactions for the Year Ended December 31, 2007	16

Signatures	17

Exhibit Index	18

Exhibits:

Consent of Independent Registered Public Accounting Firm-PricewaterhouseCoopers LLP
Consent of Independent Registered Public Accounting Firm-Deloitte & Touche LLP

*	All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Radian Group Inc. Savings Incentive Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the “Plan”) at December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of and for the year ended December 31, 2006 were audited by other auditors whose report dated June 29, 2007 expressed an unqualified opinion on those financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

June 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants

in the Radian Group Inc.

Savings Incentive Plan

Philadelphia, Pennsylvania:

We have audited the accompanying statement of net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Philadelphia, PA

June 29, 2007

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Investments (at fair value):
Common Stock Fund—Radian Group Inc.
Participant-directed	$1,048,186	$2,405,185
Nonparticipant-directed (Note Q)	2,811,744	13,353,557

	3,859,930	15,758,742
Other participant-directed investments (Note J)	54,291,907	47,788,744
Loans receivable	931,446	841,530
Employer contributions receivable	2,654,767	3,037,424

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	61,738,050	67,426,440
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(49,211)	52,289

NET ASSETS AVAILABLE FOR BENEFITS	$61,688,839	$67,478,729

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE

YEAR ENDED DECEMBER 31, 2007

2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments	$(12,051,324)
Loan interest	77,321
Interest	261,776
Dividends	3,420,100

Total investment losses	(8,292,127)

Contributions:
Participant	6,352,047
Employer	5,339,825
Rollover	356,718

Total contributions	12,048,590

Total additions	3,756,463

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Other deductions	3,442
Benefits paid to participants	9,542,911

Total deductions	9,546,353

NET (DEDUCTIONS) ADDITIONS	(5,789,890)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR	67,478,729

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$61,688,839

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

A. Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a complete description of the Plan.

The Plan is a defined contribution plan designed to allow eligible employees of Radian Group Inc. and its participating subsidiaries (collectively, the “Company”) to save for their retirement. Effective January 1, 2007, each eligible employee may participate in the Plan as of his or her date of hire. Before January 1, 2007, eligible employees could participate in the Plan only upon completion of 90 days of effective service.

Savings under the Plan are achieved through a program of salary deferrals in which a participant’s salary is reduced by the amount elected to be saved by the participant on a pre-tax basis. Each year, participants are entitled to contribute between 1% and 25% of their compensation to the Plan, up to the limit set by the Plan’s administrator (not to exceed the indexed limitations contained in the Internal Revenue Code of 1986 (the “Code”)). These limits were $15,500 for 2007 and $15,000 for 2006. In addition, effective January 1, 2007, eligible employees hired on or after this date are automatically enrolled in the Plan (subject to their right not to participate or to participate at a different contribution level) at a beginning contribution rate of 3% of compensation.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company pays all expenses for administering the Plan. Loan origination fees are paid by borrowing participants and are deducted from loan proceeds. An annual loan administration fee is deducted from each borrowing participant’s account. Brokerage commissions and other expenses incurred in connection with participant-directed purchases and sales of securities are included as a reduction of the amount earned on each fund.

B. Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the changes therein during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Participants in the Plan can invest in a variety of funds including money market funds, mutual funds, the Radian Group Inc. Common Stock Fund (the “Radian Common Stock Fund”) and targeted retirement funds.

Shares of mutual funds are valued at quoted market prices based on the net asset value of shares held by the Plan at year end. Investments in the Radian Common Stock Fund, which includes Radian common stock and money market accounts, are valued at quoted market prices. For common collective trusts, the underlying assets include traditional investment contracts issued by insurance companies and banks, alternative contracts and short-term investments, and are valued by discounting the related cash flows on yields of similar instruments with comparable duration. The common collective trusts, such as the Retirement Savings Trust, with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted to contract value. Participant loans are valued at their outstanding balances, which approximate fair value. Dividends are recorded on the ex-dividend date and interest is recorded when earned. Purchases and sales of securities are recorded as of the trade date.

As described in Financial Accounting Standards Board Staff Position, (the “FSP”) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit–responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

Adoption of new Accounting Guidance

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS No. 157”). This standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. Management is in the process of evaluating the potential impact of the adoption of SFAS No. 157 on the Plan’s financial statements.

C. Administration/Termination of the Plan

Effective January 1, 2007, the executive officer in charge of human resources of the Company began administering the Plan. Before January 1, 2007, the Plan was administered by a Benefits Administration Committee (the “Committee”). The plan administrator has fiduciary responsibility for the general operation of the Plan and is indemnified by the Company.

Although the Company has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time. In the event the Plan is terminated, all benefits would become fully vested and non-forfeitable and the net assets of the Plan would be allocated as required by the Plan and in accordance with ERISA.

D. Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, Company matching, discretionary and transition credit contributions, and Plan earnings. Individual accounts are likewise charged with withdrawals, fees and an allocation of Plan losses. A participant’s benefit under the Plan is derived solely from the participant’s vested account.

Effective January 1, 2007, the Plan permits the Company to make discretionary contributions to the Plan in amounts determined annually by the Company’s board of directors. Any such contribution may be made in a fixed dollar amount or may be made as a percentage of the Company’s net profits, percentage of a participant’s compensation, or any other method determined by the board. Any such contributions are allocated to the discretionary contribution account of each eligible Plan participant as a uniform flat dollar amount. In January 2008, for the year December 31, 2007, the Company made a discretionary contribution to the Plan in the amount of $1,000 per eligible participant ($850,000 in total). The discretionary contribution for each participant was allocated pro rata among the participant’s current investment options.

Also effective January 1, 2007, certain active participants in the Radian Group Inc. Pension Plan (the “Pension Plan”) became entitled to receive yearly cash “transition credits” (initially for up to five years, if employed by the Company during this time) under the Plan equal to a fixed percentage of their eligible compensation, calculated based on a formula that takes into account their age and years of completed vesting service as of January 1, 2007. For the year ended December 31, 2007, transition credits made to the Plan in 2008 totaled $875,945. The transition credit contribution for each eligible participant was allocated pro rata among the participant’s current investment options.

The Company terminated its Pension Plan in June 2007. Participants currently entitled to receive retirement benefits under the Pension Plan may elect to transfer that benefit into the Plan. See Note T below.

Participants currently entitled to receive retirement benefits from another qualified retirement plan may elect to transfer that benefit into a rollover contribution amount under the Plan.

All amounts invested in the Plan are considered participant-directed investments other than the Company’s matching contributions. Matching contributions, which may be made in Radian common stock or cash, are invested in the Radian Common Stock Fund and are considered non-participant directed investments. See Note E below. The discretionary contribution and the transition credits for the year ended December 31, 2007 were considered participant-directed because they were allocated pro rata among the directed investments for each participant.

E. Matching Contributions

The Company makes a “matching contribution” with respect to the salary reduction contributions of each participant, up to 6% of a participant’s annual eligible compensation. Effective January 1, 2007, matching contributions are made on a quarterly basis in cash or Radian common stock equal to 100% of each participant’s contributions during such period (subject to the 6% limitation discussed above). Before January 1, 2007, matching contributions were made on an annual basis in cash or Radian common stock equal to $0.25 for every dollar a participant contributed to the Plan during the year (subject to the 6% limitation discussed above). In addition, after the close of any year before January 1, 2007, the Company could, at its sole discretion, make a supplemental matching contribution up to $0.75 for every dollar a participant contributed to the Plan during the year (subject to the 6% limitation discussed above). For the year ended December 31, 2006, Radian made a supplemental matching contribution of $0.75 in Radian common stock for every eligible dollar a participant contributed to the Plan during the year.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

F. Forfeited Accounts

Effective January 1, 2007, each participant became 100% vested in (1) all matching contributions made on or after January 1, 2007 and (2) all matching contributions made before January 1, 2007, if the participant was actively employed by the Company on December 31, 2006. Before January 1, 2007, a participant forfeited his or her right to matching contributions, and any earnings thereon, that were unvested at the time of his or her termination of service. In addition, participants forfeit their right to discretionary contributions, and any earnings thereon, that are unvested at the time of their termination of service. During 2007 and 2006, forfeited non-vested amounts totaled $467,032 and $351,702, respectively. Employer matching contributions in 2007 and 2006 were reduced by these amounts. At December 31, 2007, $4,716 of forfeited funds remain in the Plan. See Note H below for information regarding the vesting of matching contributions before January 1, 2007 and the vesting of discretionary contributions.

G. Trustee

Vanguard Fiduciary Trust Company (“Vanguard”) serves as trustee (the “Trustee”) for the Plan. The Vanguard Group (“TVG”) also serves as the record keeper for the Plan.

H. Vesting

Participants are at all times fully vested in amounts they contribute to the Plan and amounts received as transition credits, including any earnings on such amounts. Before January 1, 2007, participants became vested in matching contributions, and any earnings thereon, based on years of vesting service. A participant generally earned one year of vesting service for each Plan year in which such participant completed at least 1,000 hours of service. The vesting schedule for matching contributions, including earnings, was as follows:

Years of Service	Vested Percentage of the Participant’s Matching Contribution Account
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Effective January 1, 2003, in connection with Radian’s acquisition of Enhance Financial Services Group Inc. (“EFSG”), the EFSG 401(k) Savings Plan was merged into the Plan. Employees of EFSG who were eligible to participate in the EFSG Plan prior to January 1, 2003, retain the vesting schedule under the EFSG Plan as follows:

Years of Service	Vested Percentage of the Participant’s Matching Contribution Account
Less than 1	0%
1 but less than 2	33%
2 but less than 3	68%
3 or more	100%

Newly eligible employees of EFSG follow the Plan vesting schedule.

Matching contributions made before January 1, 2007 became fully vested effective January 1, 2007 for each participant employed by the Company on December 31, 2006.

Discretionary contributions to participants generally vest upon three years of eligible service with the Company.

I. Investment Options

Employer matching contributions are made to the Radian Common Stock Fund and discretionary and transition credit contributions are allocated as determined by the Company’s board of directors. Other than with respect to these investments, each participant is

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

solely responsible for selecting among the investment options available under the Plan. If a participant does not select an investment option, his/her contribution will go into the default fund which is the Target Retirement Fund. Neither the Trustee nor the Company has any responsibility to select investments or to advise participants in selecting their investments. Investment allocations may be made in increments of 1% in accordance with the Plan document. Subject to applicable law, each participant assumes all risks connected with any decrease in the market value of any securities in the funds, and such funds shall be the sole source of benefits to be paid under the Plan. See Note P below.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

J. Participant-Directed Investments

Participant-directed investments (other than participant-directed investments in the Radian Common Stock Fund) for the years ended December 31, 2007 and 2006 consisted of the following:

		December 31, 2007
		Cost	Fair Value
TVG	Morgan Growth Fund	$6,696,835	$8,164,785
TVG	Wellington Fund	7,217,800	7,672,090
TVG	Retirement Savings Trust	6,503,863	6,503,863
TVG	Total Bond Market Index Fund	3,633,970	3,665,649
TVG	Growth and Income Fund	3,157,864	3,313,667
TVG	International Explorer Fund	2,941,726	2,891,581
	Columbia Acorn Fund	2,643,555	2,868,316
TVG	Target Retirement 2035 Fund	2,158,761	2,458,519
TVG	Growth Equity Fund	1,633,395	2,252,931
	Oppenheimer Global Fund	1,665,980	1,964,618
TVG	Windsor II Fund	1,965,881	1,831,207
TVG	Target Retirement 2025 Fund	1,570,903	1,728,818
TVG	500 Index Fund	1,394,571	1,517,337
TVG	Mid – Cap Index Fund	1,171,122	1,346,023
	Artisan International Fund	1,041,120	1,086,358
TVG	Target Retirement 2015 Fund	765,285	825,120
TVG	Selected Value Fund	767,019	729,447
TVG	Small – Cap Index Inv	659,129	704,855
TVG	Target Retirement 2045 Fund	585,238	633,381
TVG	Inflation Protected Securities Fund	471,708	484,739
	Royce Fund	523,386	476,767
TVG	Mid – Cap Growth Fund	364,044	349,958
TVG	Strategic Equity Fund	314,699	276,555
TVG	High – Yield Corporate Fund	281,112	270,544
TVG	Target Retirement 2005 Fund	198,570	208,883
TVG	Target Retirement Income	63,148	65,896

	Total	$50,390,684	$54,291,907

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

		December 31, 2006
		Cost	Fair Value
TVG	Morgan Growth Fund	$6,420,706	$8,001,898
TVG	Wellington Fund	7,045,466	7,633,494
TVG	Retirement Savings Trust	5,433,912	5,433,912
TVG	Growth and Income Fund	2,739,591	3,370,187
TVG	Total Bond Market Index Fund	3,096,820	3,056,262
	Columbia Acorn Fund	2,337,405	2,684,125
TVG	International Explorer Fund	1,935,944	2,358,356
TVG	Target Retirement 2035 Fund	1,747,312	2,018,188
	Oppenheimer Global Fund	1,518,411	1,944,039
TVG	Growth Equity Fund	1,564,899	1,905,784
TVG	Windsor II Fund	1,304,485	1,405,535
TVG	Mid – Cap Index Fund	1,015,062	1,196,544
TVG	Target Retirement 2025 Fund	1,050,686	1,166,986
TVG	500 Index Fund	801,718	913,387
TVG	Target Retirement 2015 Fund	571,717	622,420
	Artisan International Fund	555,800	619,590
TVG	Small – Cap Index Inv	543,528	619,403
TVG	Selected Value Fund	473,374	524,142
TVG	High – Yield Corporate Fund	509,297	514,507
	Royce Fund	452,636	471,616
TVG	Target Retirement 2045 Fund	413,801	464,361
TVG	Inflation Protected Securities Fund	403,225	383,770
TVG	Strategic Equity Fund	172,992	179,026
TVG	Mid – Cap Growth Fund	139,394	136,274
TVG	Target Retirement 2005 Fund	122,822	130,121
TVG	Target Retirement Income	33,706	34,817

	Total	$42,404,709	$47,788,744

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

K. Payment of Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant or his or her beneficiary, as applicable, may elect to receive the value of the participant’s vested interest in the Plan as either a lump sum benefit or as annual installments over a ten-year period. For termination of service for reasons other than death, disability or retirement, a participant may receive the value of his or her vested interest in the Plan only as a lump-sum distribution. Benefit payments to participants are recorded upon distribution. If the amount in a participant’s account is less than $5,000, a lump-sum distribution is made following termination of the participant’s service.

Participants are permitted to make in-service withdrawals in accordance with Plan provisions. See Note M below. The minimum withdrawal permitted is the lesser of $500 or the full value of the participant’s applicable account.

In order to make a hardship withdrawal, a participant must exhaust the possibility of all other withdrawals under the Plan and all such withdrawals and nontaxable loans available under all other retirement plans maintained by the Company. Earnings credited after 1988 on salary reduction contributions are not available for hardship withdrawals, even if the contributions were made before 1988. Upon receiving a hardship distribution, a participant is generally suspended from making contributions to the Plan (and all other deferred compensation plans maintained by the Company) for six months following the year of the hardship withdrawal.

L. Net (Depreciation) Appreciation in Fair Value

Net (depreciation) appreciation in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2007 was as follows:

		2007
	Artisan International Fund	$14,779
	Columbia Acorn Fund	922
	Oppenheimer Global Fund	(12,607)
	Royce Fund	(56,040)
TVG	500 Index Fund	28,489
TVG	Growth Equity Fund	432,993
TVG	Growth and Income Fund	(328,859)
TVG	High –Yield Corporate Fund	(28,212)
TVG	Inflation Protected Securities Fund	26,192
TVG	International Explorer Fund	(365,234)
TVG	Mid – Cap Growth Fund	(2,391)
TVG	Mid – Cap Index Fund	60,825
TVG	Morgan Growth Fund	296,216
TVG	Selected Value Fund	(75,616)
TVG	Small – Cap Index Fund	(6,740)
TVG	Strategic Equity Fund	(48,826)
TVG	Target Retirement 2005 Fund	10,938
TVG	Target Retirement 2015 Fund	36,276
TVG	Target Retirement 2025 Fund	59,061
TVG	Target Retirement 2035 Fund	113,069
TVG	Target Retirement 2045 Fund	31,969
TVG	Target Retirement Income	(1,689)
TVG	Total Bond Market Index Fund	61,625
TVG	Wellington Fund	49,874
TVG	Windsor II Fund	(216,180)
TVG	Retirement Savings Trust	(101,500)
Common Stock Fund—Radian Group Inc.		(12,030,658)

Net (Depreciation) Appreciation in Fair Value		$(12,051,324)

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

M. Loans

Participants may borrow from the vested portion of their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prime rate plus 1% and are repaid via payroll deductions. The maximum loan period is five years, subject to a limited exception for the purchase of a primary residence where the loan period can be up to 15 years. A participant may have only one loan outstanding at any one time. Outstanding loans are due and payable upon termination of service.

N. Federal Tax Considerations

The Internal Revenue Service has determined and informed the Company by letter dated September 11, 2002 that the Plan and related trust is designed in accordance with applicable sections of the Code. Although the Company has amended the Plan since this determination, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the financial statements.

O. Schedule of Investments Greater than Five Percent of Net Assets (at fair value)

Investments representing five percent or more of the Plan’s net assets for 2007 and 2006 were as follows.

	Number of Shares/Units	2007
Total Bond Market Index Fund	360,792	$3,665,649
Morgan Growth Fund	417,850	8,164,785
Wellington Fund	235,196	7,672,090
Retirement Savings Trust	6,503,863	6,503,863
Common Stock Fund—Radian Group Inc.	*787,741	3,859,930

	Number of Shares/Units	2006
Total Bond Market Index Fund	305,932	$3,056,262
Growth and Income Fund	94,245	3,370,187
Morgan Growth Fund	421,374	8,001,898
Wellington Fund	235,384	7,633,494
Retirement Savings Trust	5,433,912	5,433,912
Common Stock Fund—Radian Group Inc.	*701,948	15,758,742

*	The Radian Common Stock Fund is reported as units.

P. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Market values of the Plan’s investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, and widening of credit spreads.

In April 2008, a purported class action lawsuit was filed against Radian Group Inc., the Compensation and Human Resources Committee of the Company’s board of directors and individual defendants in the U.S. District Court for the Eastern District of Pennsylvania. The complaint alleges violations of ERISA as it relates to the Plan. The named plaintiff is a former employee of the Company. Although discovery has not yet commenced, the Company believes that the allegations are without merit, and intends to defend this lawsuit vigorously.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

Q. Nonparticipant-Directed Investments

Net assets relating to nonparticipant-directed investments at December 31, 2007 and 2006 and the significant components of changes in net assets for the year ended December 31, 2007 were as follows:

	December 31,
	2007	2006
Net Assets:
Common Stock Fund—Radian Group Inc.*	$2,811,744	$13,353,557

Total	$2,811,744	$13,353,557

Year Ended December 31
2007
Changes in Net Assets:
Net depreciation	$(9,924,411)
Interest and dividends	18,702
Contributions	6,510,513
Benefits paid to participants	(1,317,011)
Other deductions	(465)
Loan activity	482
Transfers to participant-directed investments	(5,829,623)

$(10,541,813)

*	Indicates a party-in-interest to the Plan.

R. Exempt Party-in-Interest Transactions

The Plan permits investments in various investment funds managed by TVG. TVG is the record keeper of the Plan, therefore, investment transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.

In addition, at December 31, 2007 and 2006, the Plan held 787,741 and 701,948 units, respectively, of Radian common stock and money market accounts, with a cost basis of $13,171,793 and $13,434,226, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income on Radian common stock of $25,162 and $25,659, respectively. Transactions in the Company’s common stock qualify as exempt party-in-interest transactions under ERISA.

S. Reconciliation of Financial Statements to Form 5500

	December 31, 2007	December 31, 2006
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$61,688,839	$67,478,729
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	49,211	(52,289)

Net assets available for benefits per the Form 5500, at fair value	$61,738,050	$67,426,440

December 31, 2007
Statements of changes in net assets available for benefits:
Net depreciation in fair value of investments	$(12,051,324)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	101,500

Total net investment loss per Form 5500	$(11,949,824)

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

T. Subsequent Events

The Radian Group Inc. Pension Plan (the “Pension Plan”) was terminated in 2007. The Company submitted a determination letter application to the Internal Revenue Service seeking a favorable determination letter relating to the Pension Plan’s qualifying status at June 1, 2007, the Pension Plan’s termination date. A favorable determination was received on June 5, 2008. Distributions of the Pension Plan’s assets are expected to be made in the third quarter of 2008. Active participants and terminated employees with balances in the Pension Plan will have the option of rolling over their account balances under the Pension Plan into the Plan.

******

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Form 5500, Schedule H, Part IV Item 4i: Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issuer, Borrower, Lessor, or Similar Party	Description Of Investment	Cost	Current Value
*	TVG Morgan Growth Fund***	$6,696,835	$8,164,785
*	TVG Wellington Fund***	7,217,800	7,672,090
*	TVG Retirement Savings Trust	6,503,863	6,503,863
*	TVG Total Bond Market Index Fund***	3,633,970	3,665,649
*	TVG Growth and Income Fund***	3,157,864	3,313,667
*	TVG International Explorer Fund***	2,941,726	2,891,581
	Columbia Acorn Fund***	2,643,555	2,868,316
*	TVG Target Retirement 2035 Fund***	2,158,761	2,458,519
*	TVG Growth Equity Fund***	1,633,395	2,252,931
	Oppenheimer Global Fund***	1,665,980	1,964,618
*	TVG Windsor II Fund***	1,965,881	1,831,207
*	TVG Target Retirement 2025 Fund***	1,570,903	1,728,818
*	TVG 500 Index Fund***	1,394,571	1,517,337
*	TVG Mid – Cap Index Fund***	1,171,122	1,346,023
	Artisan International Fund***	1,041,120	1,086,358
*	TVG Target Retirement 2015 Fund***	765,285	825,120
*	TVG Selected Value Fund***	767,019	729,447
*	TVG Small – Cap Index Inv***	659,129	704,855
*	TVG Target Retirement 2045 Fund***	585,238	633,381
*	TVG Inflation Protected Securities Fund***	471,708	484,739
	Royce Fund***	523,386	476,767
*	TVG Mid – Cap Growth Fund***	364,044	349,958
*	TVG Strategic Equity Fund***	314,699	276,555
*	TVG High – Yield Corporate Fund***	281,112	270,544
*	TVG Target Retirement 2005 Fund***	198,570	208,883
*	TVG Target Retirement Income***	63,148	65,896
*	Radian Common Stock Fund	13,171,792	3,859,930
	Loans receivable @5.0% to 10.5% Maturing between 2008 and 2030	931,446	931,446

TOTAL		$64,493,923	$59,083,283

*	Indicates a party-in-interest to the Plan.
***	Represents registered investment company investments.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Form 5500, Schedule H, Part IV Item 4j: Schedule of Reportable Transactions

December 31, 2007

Investments Purchased

Identity Of Party	Description of Security	Purchase Price	Fair Value of Asset on Transaction Date
Single Transaction
Radian*	Common Stock Fund	$3,389,126	$3,389,126

*	Indicates a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RADIAN GROUP INC.
SAVINGS INCENTIVE PLAN

Date: June 27, 2008	By:	/s/ Richard I. Altman
Richard I. Altman
Plan Administrator

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm-PricewaterhouseCoopers LLP

23.2	Consent of Independent Registered Public Accounting Firm-Deloitte & Touche LLP